CoStar Group, Inc.
______________________
1331 L Street, NW
Washington, DC 20005-4101
______________________
(202) 346-6500 local
(202) 346-6703 fax
(877) 739-0486 toll free fax
______________________
www.costar.com
NASDAQ: CSGP

October 4, 2013

VIA EDGAR AND EMAIL
Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	CoStar Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 000-24531

Dear Ms. Collins:

In connection with your review of the CoStar Group, Inc. (“CoStar” or the “Company”) Form 10-K for fiscal year ended December 31, 2012, filed on March 1, 2013, the Company respectfully submits the following response to the comment included in your letter dated September 25, 2013. Your comment is set forth below, followed by the Company’s response.

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Comment

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 10. Income Taxes, page F-25

1.
We note from your response to prior comment 2 that your foreign losses are generated by U.K. subsidiaries which are disregarded entities under Treasury regulations and as a result, the losses incurred by these subsidiaries generated a federal income tax benefit of approximately $4.5 million in 2012. You also state that the losses incurred by these subsidiaries generated a foreign tax benefit calculated at the U.K. statutory rate. Tell us what consideration you gave to disclosing the impact of your U.K. subsidiaries being treated as disregarded entities, including the federal and foreign tax rates that will apply to these earnings, and whether federal income taxes incurred or benefits received will be reduced by any foreign taxes incurred or benefits received. In this regard, we note that your current disclosure only indicates that a valuation allowance was established for the foreign deferred tax assets due to the cumulative loss in recent years in those jurisdictions. There is no indication that you have recognized a federal income tax benefit relating to these losses.

Response

The Company respectfully advises the Staff that it considered disclosing the impact of the Company’s United Kingdom (“U.K.”) subsidiaries being treated as disregarded entities for United States (“U.S.”) income tax purposes, including the information described in the Staff's comment. Because the Company’s operating results from its U.K. subsidiaries were significantly less than the Company’s consolidated operating results, disclosing the impact of the treatment of the Company’s U.K. subsidiaries as disregarded entities for U.S. income tax purposes, or the other information described in the Staff’s comment, was not deemed to have a significant effect on the related disclosure. Additionally, the Company respectfully advises that it could not identify a specific rule within Accounting Standards Codification 740-10-50, Income Taxes, or Rule 4-08(h) of Regulation S-X requiring such disclosure.

However, the Company acknowledges the Staff's comment and respectfully advises the Staff that in future filings it will include additional disclosure in the Income Tax Note of its Form 10-K to provide supplemental information about the Company’s U.K. subsidiaries that are treated as disregarded entities for U.S. income tax purposes. The Company currently expects such disclosure will read as follows but this disclosure may change based on the facts and circumstances at the time of the filings:

“The Company’s U.K. subsidiaries with foreign losses are disregarded entities for U.S. income tax purposes. Accordingly, the losses from these disregarded entities are included in the Company’s consolidated federal income tax provision at the statutory rate. Federal income taxes attributable to income from these disregarded entities are reduced by foreign taxes paid by those disregarded entities.”

* * * * *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) it is the position of the Securities and Exchange Commission (the “Commission”) that comments by the Commission Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it is the Commission's position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the foregoing is responsive to your comment. The Company understands that you will be reviewing its response and may have additional comments. If you have any questions concerning the Company's response please feel free to contact the undersigned at (202) 336-6920 or via email at bradecki@costar.com or Jonathan Coleman at (202) 336-6997 or via email at jcoleman@costar.com.

Very truly yours,

/s/ Brian J. Radecki

Brian J. Radecki
Chief Financial Officer

cc:	Andrew C. Florance, Chief Executive Officer, CoStar Group, Inc.
Jonathan Coleman, General Counsel, CoStar Group, Inc.

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